

First Midwest Bancorp 22nd Annual Stockholders Meeting

Continuing Directors



To Serve Until 2005

Vernon A. Brunner

President & CEO
Brunner Marketing Solutions, LLC
(Consultants in Marketing and Distribution of
Pharmaceutical and Consumer Products)

O. Ralph Edwards

Former Corporate Vice President
Abbott Laboratories
(Health Care Products Manufacturer)

Thomas M. Garvin

Former President & CEO
G.G. Products Company
(Food Business Acquiror)

John M. O'Meara

President & CEO
First Midwest Bancorp, Inc.

To Serve Until 2006

Bruce S. Chelberg

Former Chairman & CEO
Whitman Corporation
(Diversified, Multinational Holding Company)

Joseph W. England

Former Senior Vice President
Deere & Company
(Mobile Power Equipment Manufacturer)

Patrick J. McDonnell

President & CEO
McDonnell Company LLC
(Business Consulting Company)

Robert P. O'Meara

Chairman of the Board
First Midwest Bancorp, Inc.

Director Nominees
To Serve Until 2007



Brother James Gaffney, FSC

President
Lewis University
(Independent Private Institution of
Higher Education)

Director Since: 1998
Committee: Nominating & Corporate Governance

John L. Sterling

President and Owner
Sterling Lumber Company
(Lumber Distributor)

Director Since: 1998
Committee: Compensation

J. Stephen Vanderwoude

Chairman & CEO
Madison River Communications
(Operator of Rural Telephone Companies)

Director Since: 1991
Committee: Audit



In Memoriam



Alan M. Hallene

1929 – 2004

We Note With Sadness the Recent Passing of Alan M. Hallene. Alan Served As Director of First Midwest Bancorp From Its Formation in 1982 Until 1996. His Friendship and Many Years of Invaluable Counsel Will Be Missed by Those of Us Who Were Fortunate to Have Been Associated With Him.





Safe Harbor Statement

This presentation may contain forward-looking statements regarding financial performance, business prospects, growth and operating strategies. Actual results, performance or developments could differ materially from those expressed or implied by these forward-looking statements as a result of known and unknown risks, uncertainties and other factors, including those identified in First Midwest's Form 10-K and other Securities and Exchange Commission filings, copies of which will be made available upon request. With the exception of fiscal year end information previously included in First Midwest's Form 10-Ks, the information contained herein is unaudited. First Midwest undertakes no duty to update the contents of this presentation.

1ˢᵗ Quarter 2004 Financial Performance



	3/31/04	3/31/03	% Change
Net Income	$ 24,032	$ 22,730	5.7%
Diluted EPS	$ .51	$ .48	6.3%
Return on Average Assets	1.42%	1.53%	- 7.2%
Return on Average Equity	17.97%	18.39%	- 2.3%
Net Interest Margin	3.97%	4.06%	- 2.2%
Efficiency Ratio	50.53%	49.16%	2.8%
Nonperforming Assets Ratio	.57%	.51%	11.8%

Full Year 2003 Highlights



	2003	2002	% Change
Net Income	$ 92,778	$ 90,150	2.9%
Diluted EPS	$ 1.97	$ 1.86	5.9%
Return on Average Assets	1.50%	1.53%	- 2.0%
Return on Average Equity	18.28%	18.82%	- 2.9%
Net Interest Margin	3.99%	4.28%	- 6.8%
Efficiency Ratio	48.32%	48.20%	.2%
Nonperforming Assets Ratio	.71%	.53%	34.0%

2003 Branch Activity



4 Branches Acquired
- Northern Trust
- CoVest Bancshares (3)

2 Branches Sold
- Streator (2)

3 Branches Closed
- Moline Supermarket
- Naperville Supermarket
- New Lenox Supermarket

1 Branches Opened
- Orland Park

Average Deposits Per Branch Increased By 25%: $60 to $75 Million



Stockholder Value

Stock Highlights: 4/30/04



Shares Outstanding	**46.6 Mil**
Average Daily Volume	**80,900**
Stockholders	**7,500**
Insider 5%	
Institutional 45%	
All Others 50%	
Market Capitalization	**$ 1.6 Bil**
Market Price	**$ 33.77**
Price/Book[1]	**3.0 x**
Price/2003 Earnings	**16.5 x**
Price/2004 Earnings[2]	**15.6 x**

(1) Book Value as of 3/31/04
(2) Based on Consensus Estimate



Chicago's Premier Independent Banking Company

I.   Proven Financial Performance

II. What Sets First Midwest Apart

III. Strong Position In An Outstanding Market



I. Proven Financial Performance

- **Twelve Record Setting Years** [1]

- **Outstripping Peer Bank Performance**

(1)   Based upon reported operating earnings.

Performance Accomplishments



Since 1992 [1]	Change
Growth In Assets ($2,297,220 to $6,906,658)	**301%**
Return On Assets (0.78% to 1.50%)	**197%**
Nonperforming Asset Ratio [2] (2.63% to 0.71%)	**(73%)**
Efficiency Ratio [3] (63.04% to 48.32%)	**(23%)**

(1)   No adjustments made to historical data for acquisitions that were accounted for as pooling-of-interests

(2)   Represents the ratio of nonperforming assets to loans plus foreclosed real estate

(3)   Comparable numbers only available for 1994-2003

Earnings and Shareholder Value Trends



Since 1992 [(1)]	Compound Annual Growth
Earnings Per Share ($)	**11.2%**
Market Capitalization ($ million) ($243 to $1,500)	**16.5%**
Dividends Per Share ($.22 to $.79)	**11.2%**

(1) No adjustments made to historical data for acquisitions that were accounted for as pooling-of-interests

2003 Full Year Peer Comparison

	First Midwest	Peer[1]
Return On Assets	1.50%	1.23%
Return On Equity	18.28%	14.82%
Nonperforming Asset Ratio[2]	0.71%	1.04%
Efficiency Ratio	48.32%	59.58%

(1)   Represents 12/31/03 median values as obtained from SNL DataSource for 15 Midwest Peers ranging in asset size from $3.9 billion-$11.4 billion
(2)   Represents the ratio of nonperforming assets to loans plus foreclosed real estate



II. What Sets First Midwest Apart



1. Dedicated To Our Corporate Mission

- **Relationship Driven**

- **Client Faced**

- **Needs Based**

- **Value Creation Focused**

2. Unique Relationship Management Approach

- **Dedicated Line of Business Structure**

- **Relationship Manager Driven**

- **Interdisciplinary Client Need Satisfaction**

3. Strategic Management Approach

- **Planning and Research**

- **Continuity**

- **Alignment**

- **Leadership Development**

4. Credit and Operational Control



- **Disciplined Credit Culture**
  - Proven Credit Administration
  - Diversified Portfolio Risk
  - Local Market Focus

- **Operational Efficiency Emphasis**
  - Continuous Business Process Improvement
  - Rigorous Vendor Management
  - Strong Financial Analysis and Capital Management Processes



5. Strong Treasury Management

- **Comprehensive Risk Analysis**

- **Experienced Portfolio Management**

- **Improved Funding Access**

- **Investment Grade Credit Ratings**



III. Strong Position In An Outstanding Market



First Midwest's Chicagoland Marketplace Presence

- **Relationships with 184,000 Retail Households**[1]

- **Relationships with 18,800 Business Households**[2]
  - **5,200 Middle Market**
  - **13,600 Small Business**

- **Relationships with 6,650 Investment Clients**

- **Relationships with 1,780 Trust Households**

(1) MCIF database used to identify clients within 3 miles of FMB branches, Claritas I-express used to identify households within 3 miles of FMB branches.
(2) Commercial market defined as counties with FMB branches, except in Cook County, the zip codes where FMB branches exist and the contiguous zip codes. Middle Market/Small Business split estimated based on market demographics.

Outstanding Marketplace



	FMB Metro Chicago Footprint [1]	Illinois	United States
2003-2008 Population Growth	**11.2%**	3.2 %	5.3 %
Average HH Income	**$89,796**	$65,893	$60,600
Average Net Worth	**$112,176**	$101,796	$98,869
% Homeowners	**77%**	64%	61%
Median Housing Value	**$157,879**	$117,637	$106,966

Source: Branchsource Online 2000 Census
(1) FMB Chicago footprint defined as the DuPage, Lake, Will and McHenry Counties (does not include Cook County).

Marketplace Opportunity

	Market Opportunity
Retail Deposits [1]	**$41 billion**
Retail Loans [1]	**$53 billion**
Commercial Deposits [2]	**$14 billion**
Commercial Loans [2]	**$20 billion**
Trust Assets [2]	**$42 billion**

Source: Claritas I-xpress, Branchsource and Internal data sources
(1)   Within 3 miles of FMB branches/offices
(2)   Counties served by FMB where branches located: Lake, Cook, Will, McHenry, Kane

2004-2008



- <u>Exploit</u> Our Opportunities

- <u>Focus</u> On Our Mission

A WEALTH Of Opportunities



- **Huge Market Potential**
- **Valuable Client Base**
- **Competitive Market Flux**
- **Distinctive Competitive Niche**
- **Growing Scale Opportunities**
- **Strategic Acquisition Candidates**

Our Intrinsic Growth Potential

	2003	**2008 (est.)**
Resources	$7.0 billion	$ 10-12 billion
Income	$ 93 million	$145-160 million
Market Capitalization	$1.5 billion	$ 2.3-2.6 billion
Assets Under Management	$2.6 billion	$ 4.2-4.5 billion
Retail Households	225,000	360-390,000
Commercial Households	17,000	27-30,000
Number of Offices	66	110-120



Our Focus

EXECUTE OUR MISSION:

CREATE VALUE

- Customers
- Stockholders
- Employees